Exhibit 99.1

CLIK Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Hong Kong, June 2, 2025 (GLOBE NEWSWIRE) – Click Holdings Limited (NASDAQ: CLIK) (“Click”, or the “Company”) announced that, on May 30, 2025, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from April 16, 2025 to May 29, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

The notification has no immediate effect on the listing of the Company’s ordinary shares. Nasdaq has provided the Company with a 180 calendar days compliance period, or until November 26, 2025, in which to regain compliance with Nasdaq continued listing requirement. If, at any time during this compliance period, the closing bid price of the Company’s stock is at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq will confirm compliance, and the matter will be resolved.

If the Company is unable to regain compliance by November 26, 2025, it may be eligible for additional time. To qualify, the Company will be required to meet continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement and will need to provide written notice of its intention to cure the deficiency during the second compliance period, which may include implementing a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. The Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2).

About Click Holdings Limited

We are a fast-growing human resources solutions provider based in Hong Kong, aiming to match our client’s human resources shortfall through our proprietary AI-empowered talent pool by one “click”. Our key businesses primarily include nursing solution (mainly seniors) services, logistics solution services and professional solution services.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 709, 7/F., Ocean Centre

5 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200